Exhibit 2

Comptroller of the Currency

Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota (Charter No. 1), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today,

January 6, 2012, I have hereunto subscribed

my name and caused my seal of office to be

affixed to these presents at the U.S. Department

of the Treasury, in the City of Washington,

District of Columbia.

Acting Comptroller of the Currency